Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

The Cash Store Financial Services Inc.

15511-123 Avenue

Edmonton, AB

T5V 0C3

Item 2 Date of Material Change

May 15, 2013

Item 3 News Release

The press release in the form of Schedule A attached hereto was disseminated on May 15, 2013 via CNW News Service.

Item 4 Summary of Material Change

The Cash Store Financial Services Inc. announces completion of special investigation previously disclosed on December 28, 2012.

5.1 Full Description of Material Change

See Schedule A attached.

5.2 Disclosure for Restructuring Transactions

Not Applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7 Omitted Information

Not Applicable

Item 8 Executive Officer

Gordon Reykdal, Chairman and CEO, at 780-408-5118, or

Craig Warnock, Chief Financial Officer, at 780-732-5683

Item 9 Date of Report

May 16, 2013

Schedule A

Media Release

May 15, 2013

The Cash Store Financial Services Inc. Announces Completion of Special Investigation

EDMONTON, May 15, 2013 / CNW / - The Cash Store Financial Services Inc. ("Cash Store Financial" or the "Company") (TSX:CSF) (NYSE:CSFS) is announcing today that its Special Committee of independent directors has concluded its previously announced Special Investigation. As previously disclosed on December 28, 2012, the Special Committee was formed to investigate certain matters related to the acquisition of a consumer loan portfolio from third-party lenders in late January 2012 (the “Transaction”), including allegations raised regarding inappropriate benefits that were alleged to have accrued to certain parties related to the Company and the related accounting treatment. Under its mandate, the Special Committee was required to investigate and review the facts and circumstances relevant to the allegations and to report its findings to the Audit Committee and the Board of Directors. To carry out its mandate, the Special Committee engaged outside legal counsel who retained independent forensic investigators to conduct factual inquiries necessary for the Special Committee to fulfill its mandate.

The investigation followed a review conducted by the Company’s internal auditor under the direction of the Audit Committee of the Board, and the restatement by the Company in December 2012 of its unaudited interim quarterly financial statements and MD&A for periods ended March 31, 2012 and June 30, 2012.

The investigation covered the period from December 1, 2010 to January 15, 2013 and was carried out over four months. It involved interviews of current and former officers, directors, employees and advisors of the Company and a review of relevant documents and agreements, as well as electronically stored information obtained from Company computers and those of employees, former employees and directors most likely to have information relevant to the investigation.

The Special Committee has reported its findings on the allegations to the Board of Directors and, consistent with the recommendation made to the Board of Directors by the Special Committee, the Board has determined that no further corrections or restatements of previously reported financial statements and other public disclosures are required in relation to the Transaction.

On May 13, 2013, the Company announced that it will file amended financial statements to correct its accrual for the British Columbia class action settlement costs. This restatement is not related to the matters that were under investigation by the Special Committee.

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates 513 branches across Canada under the banners “Cash Store Financial” and “Instaloans”. Cash Store Financial also operates 25 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the “Freedom” card) and a prepaid credit card (the “Freedom MasterCard”) as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 1,900 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name “Cash Store”. Cash Store Financial does not do business under the name “Cash Store” in the United States and does not own or provide any consumer lending services in the United States.

For further information, please contact:

Gordon Reykdal, Chairman and CEO, at 780-408-5118; or,

Peter Block, Partner, National Public Relations, at 416-848-1431 (direct) or 416-904-2120 (mobile)

Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition, as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular, this news release contains forward-looking information with respect to our goals and strategic priorities, introduction of products, share repurchase initiatives, branch openings and competition, as well as initiatives to grow revenue or reduce retention payments.  Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual MD&A, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.  All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, including without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.